Email: 3/25/2025

Dear Family & Friends,

For the past year, my dear friend Arlo and I have been building something that is going to completely rock the massive online dating industry! Wrthy is THE dating review platform for Women, built to bring accountability, transparency, and safety to the murky world of online dating. You crowdsource so many decisions you make in life--it's time to crowdsource love too.

We are beyond excited to announce that **Wrthy** is officially live in the Google Play Store!! (coming soon to everyone this Spring).

You have been SO amazing throughout this process, constantly asking 'how can I support you?' and our response has been 'we will tell you when'. Well, ladies and gentlemen, the 'when' is here!

- ANDROID USERS: **Download** the app and then please rate Wrthy 5 stars. Comments are also greatly appreciated ie' FINALLY!', 'I will never make a date with someone without checking Wrthy first!', 'I feel so much safer dating online with Wrthy', etc. FYI gents, you will not be able to login to the app, however you can still rate and download the app.
- EVERYONE: We have set up a way for all of our friends and family to become investors in the company--without having to pony up millions 🤑 . We are working with a company called Wefunder, similar to Kickstarter–the difference is that instead of getting a sticker or coffee mug with our logo on it as a 'thank you', you will actually own a piece of our company. For as little as $100 and 60 seconds of your time, you can support our mission while making money as we grow! Click **HERE** to become an investor and learn more about our company (includes more information on why the world needs Wrthy, the market, long term strategy, business model, etc). For investments of $25,000 or more, please reach out to us directly to discuss exclusive opportunities.
- EVERYONE: Follow us on all of our socials. This is actually a huge help to us! You may even laugh or learn something 😜
  - **Instagram**
  - **TikTok**
  - **Facebook**

Arlo and I are beyond grateful for all of your support this past year while we worked tirelessly to get to this point. We cannot wait for Wrthy to become a key part of online dating culture while making it a much safer, reliable and fun experience.

There is Yelp for retail & dining, Glassdoor for jobs, TripAdvisor for travel, Angi for contractors...now there is Wrthy for love ❤️
Grateful,

Rachel & Arlo



Email: 4/14/2025

In the past couple of weeks, many of you have reached out asking why we decided to build **Wrthy**. There are many reasons that the dating world needs Wrthy, but for us, it ultimately comes down to two foundational elements: accountability and safety.
While that may seem obvious, I assure you that in this industry, it is not only deprioritized, it is purposefully hidden. Pulitzer Center conducted an 18-month **investigation** into Match Group and the results are absolutely horrifying. Some highlights from the investigation:

- Match Group was aware of abusive users on its platform but clearly chose profits over safety and opted to not disclose this information to the public.
- They did not enforce their policies to ban users reported for assault and even allowed users to easily create new accounts, completely undermining the policy's effectiveness.
- **This short video** tells the story of eleven women (11!) who were raped by the same doctor they met on the apps--and Match Group did nothing about it.

This investigation, coupled with the endless stories we continue to hear, validates the need for a trusted third party in this industry. Wrthy is a platform that sits across all of the dating apps, over 1,500 of them, to help inform and protect its users.

You can be a part of protecting women's safety and bringing much-needed accountability to this industry by **becoming an investor** in less than 90 seconds. The link also provides an overview of the market, our business model, advisors, etc. We are happy to set up 1:1 conversations to provide more information regarding our 5 year plan, financials, or answer any specific questions you may have...just let us know!

We are so grateful for all of your support! We will be available to all devices very soon...
Don't forget to follow us on all of our social channels 🙏
- **Instagram**
- **TikTok**

- - Facebook

Rachel & Arlo